UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SANUWAVE Health, Inc.
Full Name of Registrant

Former Name if Applicable

3360 Martin Farm Road, Suite 100
Address of Principal Executive Office (Street and Number)

Suwanee, Georgia 30024
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The compilation, verification and review by management of the information and disclosure required to be presented in the Form 10-K for the year ended December 31, 2020 (the “Report”) requires additional time which renders the timely filing of the Report impracticable without undue hardship and expense to the Registrant. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin A. Richardson, II	(770)	419-7525
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

As reported on a Form 8-K filed by the Registrant on February 18, 2021, the audit committee of the board of directors and management of the Registrant concluded that the Registrant’s previously issued unaudited condensed consolidated financial statements for the quarter ended September 30, 2020, should no longer be relied upon because of an error in the Registrant’s accounting relating to the Registrant’s warrant derivative liability for such quarter.  The Registrant will file a Form 10-Q/A for the quarter ended September 30, 2020 to correct the error in the financial statements described above as soon as practicable.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue for the year ended December 31, 2020 of approximately $4.8 million compared to $1.029 million for the year ended December 31, 2019.  The change is primarily due to the acquisition of the UltraMIST assets of Celularity Inc. on August 6, 2020.  The Registrant is not able to provide a further estimate of results at this time as the Registrant has not yet completed the reporting process and review relating to the Registrant’s financial statements.

The financial result presented above for the year ended December 30, 2020 reflects a preliminary estimate of the Registrant’s revenue and anticipated change for the corresponding prior period as of the date of the filing of the Form 12b-25.  This estimate is subject to change upon the completion of the reporting process and review of the Registrant’s financial statements, and actual results may vary significantly from this estimate.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which are based on the Registrant’s current expectations, estimates, and projections about the Registrant’s and its subsidiaries’ businesses and prospects, as well as management’s beliefs, and certain assumptions made by management.  Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Registrant undertakes no obligation to revise or update publicly any forward-looking statements for any reason. These statements include, but are not limited to, statements about the anticipated timing of the filing of the Registrant’s Form 10-K for the year ended December 31, 2020, and the Registrant’s anticipated financial results for such period.  Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such differences include, but are not limited to, those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and similar disclosures in subsequent reports filed with the SEC.

SANUWAVE Health, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2021	By	/s/ Kevin A. Richardson, II
Kevin A. Richardson
Chief Executive Officer